Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total interest charges	$91,318	$93,921	$105,622	$115,311	$122,075	60,683
Interest applicable to rentals	5,350	4,539	5,109	3,210	3,036	1,308

Total fixed charges, as defined	96,668	98,460	110,731	118,521	125,111	61,991

Preferred dividends, as defined (a)	11,310	11,310	11,310	8,672	2,350	967

Combined fixed charges and preferred dividends, as defined	$107,978	$109,770	$122,041	$127,193	$127,461	$62,958

Earnings as defined:
Net income	$161,948	$121,392	$74,272	$167,212	$139,844	118,811
Add:
Provision for income taxes:
Total	91,787	83,629	40,541	107,773	93,804	(72,329)
Fixed charges as above	96,668	98,460	110,731	118,521	125,111	61,991

Total earnings, as defined	$350,403	$303,481	$225,544	$393,506	$358,759	$108,473

Ratio of earnings to fixed charges, as defined	3.62	3.08	2.04	3.32	2.87	1.75

Ratio of earnings to combined fixed charges and preferred dividends, as defined	3.25	2.76	1.85	3.09	2.81	1.72

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.